FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized‐Capital Publicly‐Held Company

Corporate Taxpayer’s Id (CNPJ/MF) n.º 47.508.411/0001‐56

Extract From Minutes Of The Fiscal Council Meeting

Held On December 06, 2012

1.                   Date, Time And Place:    On December 06, 2012, at 09:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company or CBD”), at Avenida Brigadeiro Luís Antônio, No. 3.142, at the capital of State of São Paulo.

2.            Meeting Board:               Chairman: Fernando Maida Dall’Acqua; Secretary: André Rizk.

3.            Call Notice And Attendance:     Fernando Maida Dall’Acqua, Mario Probst and Raimundo Lourenço Maria Christians. Also present Mrs. Luis Reis and Rafael Vianello, the representatives of PricewaterhouseCoopers Corporate Finance & Recovery Ltda., as well as the following represents of the Company: Fábio Leone (Tax Executive Officer), Paulo Katatani (Auditing Manager), Marcelo Simões Pato (Accounting Executive Officer), Fernando Zancope (Controlling Executive Officer) and Marcelo Acerbi de Almeida (Corporate Legal Manager).

4.            Agenda: Analysis and issuing of a report over the hereunder procedures in connection with the corporate restructuring of Grupo Pão de Açúcar: (i) partial and discretionary spin-off  of Sendas Distribuidora S.A. (“Sendas”), followed by the merger of the spun-off assets of Sendas by the Company; (ii) partial spin-off of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), followed by the merger of the spun-off assets of Barcelona by the Company, by means of the capitalization of credits held by the Company against Barcelona; (iii) subscription of new shares on the capital of Barcelona; (iv) exchange of all the shares of Barcelona, held by the Company, for all quotas of Sé Supermercados Ltda. (“Sé”), held by Novasoc Comercial Ltda. (“Novasoc”); (v) partial spin-off  of Sé, followed by the merger of the spun-off assets of Sé by the Company (“Corporate Restructuring”).

5.            Resolutions: Having commenced the meeting, after extensive review and discussion about the corporate restructuring, the necessary clarifications and adjustments were made, the members of the Board, unanimously, recommended their submission, without reservations, to the Company’s Shareholders meeting and Company’s Board of Directors meeting for analysis and approval.

6.            Approval and Signing of the Minutes:   With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed.

São Paulo, December 06, 2012

_________________________________ Fernando Maida Dall Acqua Chairman	_________________________________ André Rizk Secretary

_________________________________ Mario Probst	_________________________________ Raimundo Lourenço Maria Christians
Member of the Board	Member of the Board

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 13, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.